

January 24, 2013

Via E-mail
Chungmai Kang
Chief Financial Officer
Tsingda eEDU Corporation
No. 39, Block 74, Lugu Rd.
Shingjingshan District,
Beijing, PR China 101105

> **Re: Tsingda eEDU Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed January 16, 2013**
> **File No. 000-52347**

Dear Mr. Kang:

We have reviewed your amended filing and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Explanatory Note, page 3

1. We note your disclosure that this filing (the Form 10-K/A filed on January 16, 2013) is Amendment No. 3 to your Form 10-K for the fiscal year ended December 31, 2011, which was amended on November 6, 2012 and December 3, 2012. However, such amendments were not filed on EDGAR and were instead provided to us supplementally in connection with responding to our comments. Please amend your Form 10-K and explain that the amendment filed on January 16, 2013 was the first amendment to the Form 10-K, and your next amendment will be the second amendment to the Form 10-K. In addition, provide new certifications with your next amendment that refer to the correct report.

<u>"If the PRC government determines that our agreements with these companies are not in compliance with applicable regulations…," page 33</u>

2. We note your disclosure on page 4 that you have waived the consulting fee payable by Tsingda Education for a period of 5 years (until April 26, 2015). Please expand this risk factor to address the risk that the parties' decision to waive the fees payable by Tsingda Education under the VIE agreements may be viewed by the PRC government as a way to avoid compliance with restrictions related to foreign investment in PRC entities by offshore companies.

<u>Directors and Executive Officers, page 66</u>

3. We note your disclosure here and on page 68 that Messrs. Klein and Bolocan resigned from the board of directors as of December 19, <u>2013</u>. Please revise to accurately reflect the date they resigned.

<u>Exhibits</u>

4. We note your footnote indicating that Exhibits 10.11 through 10.16 were previously included in Amendment No. 1 to your Form 10-K, filed on March 30, 2012. However, as indicated in comment 1 herein, you did not file any such amendment on EDGAR and it appears that these exhibits have not yet been filed. Please amend your Form 10-K to file Exhibits 10.11 through 10.16.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
     Adam Mimeles, Esq.